The Gabelli Global Telecommunications Fund
Section 10f-3

Trade
Date	       7/8/97        11/13/97      11/21/97

Issue      Telegroup     GST Telecom     Teligent
           Inc.          Inc.            Inc.

Shares	2,000		9,900	        5,000

Price	      $10		$12	         $21.5

Amount	$20,000	$118,800      $107,500

Spread
Amount	0.7		0.6           1.4

Spread%     7%		5%	        6.51%

% of Issue    0.05%	0.14%	        0.09%

% of Assets
in Fund  	   0.02%    0.92%	       0.34%

Broker	Smith	      Morgan 	Merrill
            Barney	Stanley     Lynch
Issue Within
90 Days        1		3	      2

Reason	 (1),(2)	(1),(2)     (1),(2)



Reason Key

(1) Does not exceed 125% of the mean offering spread of 3 comparable issues underwritten
In the last 90 days.

(2) Does not exceed 110% of the underwriting spread of 3 comparable issues underwritten in the last 90 days.